File No.
82-34884

Vestas

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
United States

05011043

RECEIVED SEP 07 2005 SEC MAIL WASH. D.C.

SUPPL

Randers, 5 September 2005

Dear Ladies and Gentlemen,

Vestas Wind Systems A/S - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Please find enclosed information being furnished on behalf of Vestas Wind Systems A/S in satisfaction of the ongoing requirements of its exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (exemption number 82-34884).

- Shareholder information 2/2005

If you have any question please do not hesitate to contact Ms. Annette Munk Rasmussen, Vice President, Communication, IR & Secretariat (tel.: +45 9730 0000).

Yours sincerely
Vestas Wind Systems A/S

Pia Guldbæk Brøns
Secretary, Executive Management Secretariat

PROCESSED
SEP 09 2005
THOMSON
FINANCIAL

9/9

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. no.: 2100 · Account no.: DKK 0651 117097 - EUR 5005 677997

File No. 82-34884



Vestas

Shareholder Information

2/2005





Tough and challenging

These are the first two words that instantly come to Ditlev Engel, President and CEO of Vestas, when describing the situation facing the company right now. Nevertheless, the new strategy plan is being followed to the letter, and even though there are months of hard work ahead, Ditlev Engel has no hesitation in describing Vestas as "an integrated part of the future".

We at Vestas are busy at the moment. Very busy. This is a positive sign, as it shows that there is plenty of interest in the company and in the products we manufacture. This is good – because it is what pays our wages.

Unfortunately, not everything is looking quite so rosy – we are not the bearers of exclusively good news. This shareholders' newsletter reports on the development that is currently underway at Vestas. As such, not a lot of space is devoted to the figures from the interim financial statement, as these are presented in the stock exchange announcement, which is published online on our Web site at www.vestas.com. Instead, this newsletter places more emphasis on the visions and goals we have prepared for the company. On the opportunities and challenges we are facing now and will face in the immediate future.

Vestas has had a great deal to do during the first six months of 2005 – so much, in fact, that it has translated into a massive 47 per cent increase in turnover. This is good, as it shows that Vestas is a force to be reckoned within the field of wind energy.

In contrast, an aspect that gives us little cause for celebration at the moment is our earnings – the bottom line, which is severely affected by bottleneck problems among some of our largest suppliers. They are currently unable to deliver on time, or they deliver components of variable quality – a situation that ultimately translates into a lack of customer satisfaction. This is quite simply not good enough.



At the same time, we must admit that we ourselves have not been sufficiently professional in our tendering. This has become very apparent today, as it is clear that the prices and conditions we have accepted when selling our products and services do not sufficiently reflect the risks we accepted at the same time.

It was an approach that has now come back to haunt us; and it hurts. Therefore, it is precisely here – on the results of our primary operations (EBIT) – that we are now concentrating most resources.

We must earn money – no one at Vestas can be in any doubt about this.

Winners have a plan, losers have an explanation

Before 1 May this year, when I took over the position of President and CEO, I had the opportunity to study the industry and immerse myself in the company. I travelled around and visited employees at our plants all over the world. This helped me to form my own impression of the great opportunities and challenges facing us. And they are great – both the opportunities and the challenges.

The numerous conversations I had with managers and employees helped form the foundations of the new strategy plan I presented in May this year. The strategy, entitled "The Will to Win", attracted a great deal of attention from the media when I unveiled it for analysts and journalists at a meeting that was also transmitted live to Vestas employees all over the world via the Internet. A recording of the transmission is still available online at our Web site.

On that occasion, I stressed that winners have a plan while losers have an explanation. We at Vestas have a plan.

In the wake of my presentation, a great deal has been said and written about the new strategy plan. Personally, I am very happy with this, as I want to see knowledge spreading about what we at Vestas plan to do, because this will naturally result in news of the value we create reaching a much wider audience.





Roses have thorns

But we have to accept that roses have thorns. When things are going well, we will certainly accept the praise we receive. But when things go badly, we must be prepared to shoulder the blame. Both internally and externally.

Today, communication is a crucial tool for the Vestas management. It is one of the tool's we intend to use more consistently in the way in which we run the business. This applies not only to our numerous shareholders, but also to our 10,500 employees, our customers all over the world, the increasing number of politicians and NGOs that are showing an interest in wind energy, and all the other people who are watching us.

To put it bluntly, it can be said that, apart from manufacturing the best wind power systems in the world, we are increasingly dependent on letting the world know what we are doing. If we fail to do this, we will never achieve understanding – let alone backing – for our views and for the numerous ideas we have.

This is an area in which we can certainly improve, so we are according high priority to the implementation of the new strategy. For example, we are concentrating on timely communication and increasing focus on the media and channels that generate the best returns.

This is why we are also taking a close look at this little medium, the newsletter. What can we improve? Is this the right way to spread messages? We will come back to this once we have established what we could use instead.

Sad but necessary

As mentioned above, we have both good and less welcome news. I would like to comment personally on both categories, starting with the less welcome of the messages. Ever since I published Vestas' new strategy in May, I have made it clear that it would not be possible to avoid redundancies. Back then, I highlighted the 'duplicated administrative functions' as a focus area, one that is almost impossible to avoid in the wake of a combination of two large companies.

Since May this year, we in the Vestas management have been examining the company in detail at a general level to take a good hard look at our business processes: Are they appropriate? Are they deployed at management level so as to serve Vestas' best interests? Staffing – is it as it should be?

The work in this context has involved the top-level management teams from all our business areas, and as a result, our proposal for negotiation with representatives of employee groups regarding redundancies is primarily centred on a series of duplicated administrative functions and the Business Units Vestas Nacelles in Randers, Denmark, and Vestas Towers. In total, we expect to dismiss around 625 employees and that the majority of the affected employees will have to leave Vestas during 2005. As regards the duplicated administrative functions, it is likely that around 245 employees will be made redundant. Within Vestas Towers, which is responsible for Vestas' global production of towers, around 280 people are likely to be affected. In addition, back in March Vestas stated that the production activities in Randers, Denmark, would be wound up as part of a restructuring of the Group's overall production setup. The termination of the contracts of the around 100 employees at the nacelle assembly plant in Randers will therefore be implemented now. Apart from the above staff cuts around 100 vacant jobs will not be refilled.

We have decided to implement all the staff cuts at once, with the intention of putting it behind us so that we can start looking to the future as quickly as possible.

I know that the expression "good redundancies" makes little sense, but I genuinely hope that in a few months, everyone at Vestas will be able to look back on a well-run process distinguished by openness and, above all, helpfulness for the colleagues who unfortunately had to leave the company.

We must show that we can also handle tough and unpleasant decisions in an orderly and appropriate manner.

Finally, I would like to stress that at the end of June this year, Vestas employed around 10,500 people compared to around 9,500 at the end of 2004. This





corresponds to an increase of almost 10 per cent in the course of just six months. All in all, Vestas has therefore – even taking into account the planned staff adjustment – increased its workforce in 2005 by 4 per cent, which is a very accurate reflection of the level of activity we are currently experiencing.

Tough and challenging

As a counterweight to these cutbacks, I would like to make it clear that we have a solid order backlog for both 2005 and 2006, orders that give us every reason for satisfaction at the end of the first six months of the year.

As I see it, there can be no doubt that there is still a great deal of interest in wind power in general, and in Vestas in particular. But as is clearly reflected in "The Will to Win", we have no cause to rest on our laurels, because even though we should naturally be pleased with the large number of orders we continuously receive from all parts of the globe, our greatest challenge is to make our business profitable. And we must admit that we are not living up to this goal at present. Vestas is certainly earning money, but nowhere near enough in relation to the size of the company and its turnover.

The strategy plan has therefore quashed the concept of growth being a goal in itself. We still want to grow, but from now on, income takes top priority. We must do better, and I am sure that we can do better. Much better.

It will certainly not be easy. In fact, it will almost certainly be tough and challenging. Everyone working for the Group is well aware of this, because we have talked about it at the information meetings I held for more-or-less all employees of the Group during the summer. In this context, I would also like to say that it was a real pleasure to find out how much interest there was in the new plan almost everywhere. At the same time, the numerous questions and comments addressed to me highlighted the remarkable level of commitment to be found in the company – a level of commitment I was delighted to see.

An unpolished diamond

My first impression of Vestas was of "an unpolished diamond". To continue the metaphor, what we are doing now is grinding and polishing the diamond so



that it can sparkle in the world of today. We have presented our plan, which is still available online at our Web site, and during the summer we have taken the all-important first step forward.

All the employees of the Group have attended information meetings and therefore know where we stand, and where we are going. We also know the form the organisation is to take from now on. And we are finalising the establishment of the new Business Units: Offshore, Technology and People & Culture. The work in this area includes the appointments of directors of the three units.

Finally, we have taken on Robert P. Fritz who will be working with the senior management to take a critical look at our business processes. Robert P. Fritz joins us from Florida Power and Light (FPL), one of the largest electric companies in the world, and can contribute a great deal of managerial experience as a user of wind power and other forms of energy. He therefore also has in-depth knowledge of our industry, which he can combine with the customer perspective in the context of this process.

It has to do with turning development around – but it goes a lot further than that, because at the same time we are committed to safeguarding the strong values that have made Vestas what the company is today: the leading supplier of wind power in the world.

I am looking forward to joining forces with our employees to relate the progress of this development as we move forward together. And so I hope that you, our stakeholders, will read this newsletter and share my enthusiasm for a philosophy, a technology and a future that is the envy of many sectors. With good cause.

Because Vestas, like few others, is an integrated part of the future.

Ditlev Engel
President and CEO

Vestas Wind Systems A/S
Alsvej 21
8900 Randers
Denmark
Tel. +45 97 30 00 00
Fax +45 97 30 00 01
vestas@vestas.com
www.vestas.com